SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pennsylvania Real Estate Investment Trust
(Name of Issuer)

Common Shares of Beneficial Interest, par value $1.00 per share
(Title of Class of Securities)

709102107
(CUSIP Number)

Shahla Ali

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

with a copy to:

David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 16 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709102107	SCHEDULE 13D/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,988,412 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,988,412 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,988,412 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 709102107	SCHEDULE 13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,839 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,839 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100,839 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 709102107	SCHEDULE 13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Black Diamond SRI Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,782 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,782 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 45,782 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 709102107	SCHEDULE 13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Black Diamond Relative Value Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,015,975 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,015,975 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,015,975 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 709102107	SCHEDULE 13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,371,580 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,371,580 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,371,580 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 709102107	SCHEDULE 13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,371,580 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,371,580 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,371,580 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 709102107	SCHEDULE 13D/A	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,371,580 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,371,580 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,371,580 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 709102107	SCHEDULE 13D/A	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,371,580 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,371,580 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,371,580 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 709102107	SCHEDULE 13D/A	Page 10 of 16 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 12, 2014 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to common shares of beneficial interest, par value $1.00 per share ("Common Shares"), of Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3 and 5 as set forth below. This Amendment No. 1 constitutes an exit filing for the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $60,602,000 (including brokerage commissions) in the aggregate to purchase the Common Shares reported in this Schedule 13D.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and the Accounts and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)-(c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 3,371,580 Common Shares. Based upon a total of 68,793,240 Common Shares outstanding as of October 27, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2014, filed with the Securities and Exchange Commission on October 31, 2014, the Reporting Persons' shares represent approximately 4.9% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson have the power to vote and direct the disposition of (i) the 1,988,412 Common Shares reported herein as owned by DOF, (ii) the 100,839 Common Shares reported herein as owned by OFF, (iii) the 45,782 Common Shares reported herein as owned by SRI, (iv) the 1,015,975 Common Shares reported herein as owned by ROF, and (v) an additional 220,572 Common Shares held in the Accounts.

CUSIP No. 709102107	SCHEDULE 13D/A	Page 11 of 16 Pages

(c) Information concerning transactions in the Common Shares effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference.

(e) December 11, 2014.

CUSIP No. 709102107	SCHEDULE 13D/A	Page 12 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 12, 2014

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND SRI OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 709102107	SCHEDULE 13D/A	Page 13 of 16 Pages

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.
By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II
/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.
/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson

CUSIP No. 709102107	SCHEDULE 13D/A	Page 14 of 16 Pages

Appendix B

TRANSACTIONS IN THE ISSUER’S COMMON SHARES BY THE REPORTING PERSONS IN THE PAST SIXTY DAYS

The following tables set forth all transactions in the Common Shares effected by any of the Reporting Persons in the past sixty days, as applicable. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Double Black Diamond Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/13/2014	100	19.2761
10/13/2014	(900)	19.2951
10/13/2014	800	19.3687
10/14/2014	400	19.2517
10/16/2014	1,000	19.02
10/16/2014	(500)	19.3083
10/20/2014	57	19.6
10/20/2014	2,176	19.7471
10/20/2014	172	19.75
10/20/2014	(1,300)	20.029
10/27/2014	(1,000)	20.7557
10/28/2014	800	20.9219
11/11/2014	3,589	21.593
11/11/2014	177	21.65
11/11/2014	(500)	21.6501
11/11/2014	117	21.72
11/11/2014	10,823	21.7366
11/13/2014	500	21.967
11/18/2014	(19,269)	22.5134
11/18/2014	(19,269)	22.5143
11/18/2014	(1,256)	22.5728
11/18/2014	(1,884)	22.578
11/18/2014	(3,452)	22.5819
11/18/2014	(8,788)	22.5991
11/18/2014	(579)	22.6378
11/19/2014	(3,400)	22.5501
11/21/2014	(9,320)	22.8177
11/21/2014	(4,660)	22.8374
11/21/2014	(32,620)	22.9194
12/11/2014	(47,051)	23.5
12/11/2014	(266,615)	23.5002
12/11/2014	(186,400)	23.5036

CUSIP No. 709102107	SCHEDULE 13D/A	Page 15 of 16 Pages

Black Diamond Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/20/2014	2	19.6
10/20/2014	83	19.7471
10/20/2014	6	19.75
11/11/2014	136	21.593
11/11/2014	7	21.65
11/11/2014	5	21.72
11/11/2014	409	21.7366
11/18/2014	(913)	22.5134
11/18/2014	(913)	22.5143
11/18/2014	(59)	22.5728
11/18/2014	(89)	22.578
11/18/2014	(163)	22.5819
11/18/2014	(415)	22.5991
11/18/2014	(26)	22.6378
11/21/2014	(680)	22.8177
11/21/2014	(340)	22.8374
11/21/2014	(2,380)	22.9194
12/11/2014	(2,212)	23.5
12/11/2014	(12,541)	23.5002
12/11/2014	(13,600)	23.5036

Black Diamond SRI Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/13/2014	(100)	19.2951
10/16/2014	(200)	19.3083
10/20/2014	(100)	20.029
10/27/2014	(300)	20.7557
10/28/2014	200	20.9219
11/12/2014	500	21.5601
11/19/2014	(1,400)	22.5501

Black Diamond Relative Value Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/13/2014	400	19.2761
10/13/2014	(1,800)	19.2951
10/14/2014	(1,500)	19.2517
10/15/2014	1,300	19.2165
10/16/2014	300	19.3083
10/20/2014	39	19.6
10/20/2014	1,498	19.7471
10/20/2014	119	19.75
10/20/2014	(100)	20.029
10/27/2014	900	20.7557
10/28/2014	(400)	20.9219
11/11/2014	2,306	21.593
11/11/2014	113	21.65
11/11/2014	75	21.72

CUSIP No. 709102107	SCHEDULE 13D/A	Page 16 of 16 Pages

11/11/2014	6,960	21.7366
11/12/2014	2,700	21.5601
11/18/2014	(9,648)	22.5134
11/18/2014	(9,650)	22.5143
11/18/2014	(660)	22.5728
11/18/2014	(989)	22.578
11/18/2014	(1,814)	22.5819
11/18/2014	(4,616)	22.5991
11/18/2014	(290)	22.6378
11/19/2014	(8,000)	22.5501
12/11/2014	(2,459)	23.5
12/11/2014	(140,350)	23.5002

Accounts

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/13/2014	300	19.2761
10/13/2014	(900)	19.2951
10/16/2014	(1,200)	19.3083
10/20/2014	(500)	20.029
10/20/2014	2	19.6
10/20/2014	43	19.7471
10/20/2014	3	19.75
10/22/2014	1,300	20.7622
10/27/2014	(400)	20.7557
10/28/2014	300	20.9219
11/11/2014	69	21.593
11/11/2014	3	21.65
11/11/2014	3	21.72
11/11/2014	208	21.7366
11/12/2014	1,800	21.5601
11/18/2014	(170)	22.5134
11/18/2014	(168)	22.5143
11/18/2014	(25)	22.5728
11/18/2014	(38)	22.578
11/18/2014	(71)	22.5819
11/18/2014	(181)	22.5991
11/18/2014	(5)	22.6378
11/19/2014	(6,700)	22.5501
12/11/2014	969	23.5
12/11/2014	5,494	23.5002